

March 6, 2014

Via Email
Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
Four Duke Place
Norwalk, Connecticut

> **Re:** **Bolt Technology Corporation**
> **Form 10-K for Year End June 30, 2013**
> **Filed on September 13, 2013**
> **Supplemental Response dated February 18, 2014**
> **File No. 001-12075**

Dear Mr. Espeso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Consolidated Statements of Cash Flows, page F-6

1. We note your response to comment one in our comment letter dated February 3, 2014 and your proposal to reclassify from investing activities to operating activities the portion of the contingent earnout payments made in fiscal year 2013 that were in excess of the acquisition date fair value of the contingent earnout liability. In this regard, please also tell us why you believe that the contingent earnout payments of the $5,000,000 liability accrued at the acquisition date should be classified as investing activities versus financing actvities in the statements of cash flows. We note the payments were made over a three year period. Address FASB ASC paragraphs 230-10-45-13c and -15c in your response.

2.   Tell us in more detail how you determined the fair value of the contingent consideration for each period through December 31 2013, including, but not limited to, the valuation technique used and how you evaluated the probability of achieving the required financial performance under the earnout. Address trends and other factors which impacted your assumptions and estimation process. For example, tell us how sales projections changed from the initial valuation to the subsequent valuations, addressing how the projections reflected actual results and how you adjusted your assumptions as a result.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant